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                               November 1, 2023

       Edward Kovalik
       Chief Executive Officer
       Prairie Operating Co.
       602 Sawyer Street, Suite 710
       Houston, TX 77007

                                                        Re: Prairie Operating
Co.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 24,
2023
                                                            File No. 333-272743

       Dear Edward Kovalik:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Form S-1 filed October 24, 2023

       General

   1. Please file a dated legal opinion as an exhibit to the registration statement.
       Business
       Factors Affecting Profitability, page 52

   2. We note that you have added disclosure that your "assumed cost to mine one Bitcoin is approximately $11,000."
In that regard:
                                                            Please tell us why
you disclose an assumed cost to mine one Bitcoin of
                                                            approximately
$11,000 if your average breakeven cost to mine one Bitcoin in the second quarter of
2023 was $14,872 per Bitcoin.
                                                            If your breakeven
price in the second quarter of 2023 was $14,872 per Bitcoin, please explain why you
state that "as long as the Bitcoin price is higher than $11,000 on average, [you]
would continue to operate [y]our mining machines and such operation
 Edward Kovalik
Prairie Operating Co.
November 1, 2023
Page 2
           would be economically beneficial to [you]" and "the estimate of approximately
           $11,000 is essentially the 'shutdown Bitcoin price' for [y]our Bitcoin mining business."
             If $14,872 per Bitcoin is your most recently disclosed breakeven cost, tell us why you do not represent that as your "shutdown Bitcoin price."
3.    Please tell us why you use a breakeven Bitcoin network hash rate of
344.15 EH/s, which
      was the network hash rate on April 14, 2023, the date your Bitcoin mining operations were fully re-initiated, if the network hash rate has been on an upward trend since that date and is now significantly higher.
4. Please consider moving the paragraph at the end of this section that begins with "These price movements result in decreased cryptocurrency mining revenue and increased cryptocurrency mining costs..." so that it follows the second paragraph in this section. At the paragraph's current location, it is not clear what price movements you are referencing.
5. Please revise your breakeven analysis to reflect all costs attributable to your cryptocurrency mining activities, including mining equipment costs. In that regard we note your statement on pages 5 and 9 that "the cost of obtaining new cryptocurrency mining equipment is capital intensive, and may increase." Additionally, clarify whether you finance the purchase of mining equipment and if so, reflect financing costs in your breakeven analysis.
Incorporation of Certain Documents by Reference, page 92

6. Please provide us with a detailed analysis of your eligibility to incorporate by reference, specifically as it relates to General Instruction VII.D.1(c) of Form S-1. In this regard, please note that incorporation by reference is not available for registrants that during the past three years were issuers for offerings of penny stock as defined in Rule 3a51-1 of the
      Exchange Act. Please advise or revise accordingly.
       Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any questions.



                                                            Sincerely,
FirstName LastNameEdward Kovalik
                                                            Division of
Corporation Finance
Comapany NamePrairie Operating Co.
                                                            Office of Crypto
Assets
November 1, 2023 Page 2
cc:       Joanna D. Enns
FirstName LastName